UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

BALLY, CORP.
(Exact name of registrant as specified in its corporate charter)

Nevada	333-192387	80-0917804
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 401, Building 2, Qianwan Zhigu, Weishijiu Road Ningwei Street

Xiaoshan District, Hangzhou, Zhejiang, China 311215

(Address of principal executive offices)

Registrant’s telephone number, including area code: (86) 182 5883 0915

BALLY, CORP.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BALLY, CORP.

INTRODUCTION

This Information Statement is being mailed on or about January 18, 2024 to the holders of record on the close of business on January 12, 2024 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Bally, Corp., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board”) in connection with the sale of 9,797,600 shares of Common Stock, representing 99.50% of the Company’s total outstanding shares of Common Stock, to Kaichen Zheng, Shitong Li, Yilan Chen, Huanan Xu, Baodong Shen, Nini Liu, Shaobo He and Mingsen Liu (the “Buyers”), as buyers, by Haiping Hu and GMB Wisdom Sharing Platform Co., Ltd., as sellers (the “Sale”). The Buyers paid a total consideration of $293,928 in cash from their personal funds.

The Sale occurred on January 12, 2024 and the change in the composition of the Board will become effective ten days after the mailing of this Information Statement (the “Effective Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders. The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Sale, the Buyers collectively own 99.50% of the Company’s outstanding voting securities, resulting in a change in control of the Company.

In connection with the change in control, Haiping Hu, the Company’s Chief Executive Officer, Chief Financial Officer, Secretary, and sole director, has tendered his resignation from all of his officer positions with the Company and as the sole director, which resignation will become effective on the Effective Date.

Shitong Li was appointed by the Board as Chief Executive Officer, Chief Financial Officer and Secretary of the Company, effective as of the Effective Date. In addition, the Board has appointed Kaichen Zheng as the sole director to fill the vacancy created following and simultaneously as the effectiveness of Mr. Haiping Hu’s resignation.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

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To the Company’s knowledge, none of its directors, officers, 5% stockholders or affiliates, or any associates of such persons is a party adverse to the Company or has a material interest adverse to the Company in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the Effective Date.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.0001 per share. Each share of Common Stock is entitled to one vote. As of the Record Date, 9,850,000 shares of Common Stock were issued and outstanding. There are no options exercisable for, or warrants convertible into, shares of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, regarding the beneficial ownership of the Company’s Common Stock as of the Record Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its Common Stock, (ii) by each director and executive officer of the Company, and (iii) by all executive officers and directors of the Company as a group. Unless otherwise indicated, the business address for each of the persons named in the table below is c/o Bally, Corp., Room 401, Building 2, Qianwan Zhigu, Weishijiu Road Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang, China 311215. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

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Name and Address	Number of Shares Owned	Percentage of Shares Owned

5% Stockholders
Kaichen Zheng	2,547,376	25.86%
Shitong Li	2,449,400	24.87%
Yilan Chen	1,469,640	14.92%
Huanan Xu	979,760	9.95%
Baodong Shen	965,064	9.80%
Directors and Officers
Kaichen Zheng, Director	2,547,376	25.86%
Shitong Li, Chief Executive Officer, Chief Financial Officer and Secretary	2,449,400	24.87%
All officers and directors as a group (two persons)	4,996,776	50.73%

DIRECTORS AND OFFICERS

The following table sets forth information regarding the Company’s directors and officer as of the date of this Information Statement.

Name	Age	Positions	Date First Appointed
Haiping Hu	56	Chief Executive Officer, Chief Financial Officer and Secretary	April 4, 2018

Mr. Haiping Hu has been serving as the Chief Executive Officer, Chief Financial Officer and Secretary of the Company since April 4, 2018. In addition, Mr. Hu has been serving as president of Global Mentor Board (Beijing) IT Co. Ltd since 2015. From 2012 until 2015, Mr. Hu served as the president and Chief Executive Officer of Shanshan Commodities Group Corporation. Mr. Hu obtained his bachelor degree in process automation and his master degree in chemical engineering from Zhejiang University.

The following table sets forth information regarding the Company’s directors and officer as of the Effective Date.

Name	Age	Positions	Date First Appointed
Kaichen Zheng	37	Director	January 11, 2024
Shitong Li	33	Chief Executive Officer, Chief Financial Officer and Secretary	January 11, 2024

Mr. Kaichen Zheng has been serving as the president of Hangzhou Zhigu Digital Energy Technology Co., Ltd. since March 2021. From June 2019 to February 2021, Mr. Zheng served as the general manger of Jinan Xiantou Management Consulting Co., Ltd. From January 2018 to May 2019, Mr. Zheng served as the head of industrial development department of Jinan Xianxing Investment Group Co., Ltd. From January 2013 to December 2017, Mr. Zheng served as the deputy general manager of Shaanxi Culture Technology Group Co., Ltd. From May 2010 to December 2012, Mr. Zheng served as the marketing director of Shanghai Tanghetang Biotechnology Co., Ltd. Mr. Zheng obtained his bachelor’s degree in environmental art design from Xinyang Normal University.

Mr. Shitong Li has been serving as Chief Executive Officer of Hangzhou Zhigu Digital Energy Technology Co., Ltd. since 2021. From January 2017 to February 2021, Mr. Li served as the general manager of Chuangrong Payment Co., Ltd. Mr. Li obtained his bachelor’s degree in logistics management from Zhengzhou University.

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Director Independence

The Company does not have any independent directors. The Company does not have securities listed or quoted on a national securities exchange or national quotation system, and is not required to maintain a majority of independent directors.

The Board and Committees

The Board does not maintain separate committee. Functions customarily performed by such committees are performed by the Board as a whole.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors. Currently, Haiping Hu serves as the Company’s Chief Executive Officer, Chief Financial Officer, Secretary and the sole director. Upon the Effective Date, Kaichen Zheng will serve as the Company’s sole Director and Mr. Shitong Li will serve as Chief Executive Officer, Chief Financial Officer and Secretary.

Starting from the Effective Date, the Board is responsible for oversight of the Company’s risk management practices, while management is responsible for the day-to-day risk management processes. The Board receives periodic reports from management regarding the most significant risks facing the Company. We believe that this division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure will support this approach.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at Room 401, Building 2, Qianwan Zhigu, Weishijiu Road Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang, China 311215.

Board Meetings

During its fiscal year ended September 30, 2023, the Company did not hold any meetings of the Board.

Family Relationships

There are no family relationships between or among the Company’s directors and executive officer.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings as defined under Item 103 of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board is responsible to approve all related party transactions. The Company has not adopted written policies and procedures specifically for related person transactions.

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In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such a time when the Company can support its own operations or attain adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by shareholders or directors.

During the years ended September 30, 2023 and 2022, the Company’s shareholder and sole officer advanced to the Company an amount of $40,997 and $48,653 respectively, which were payments for expenses on behalf of the Company. The payments were considered temporary in nature and were not formalized by a promissory note.

As of September 30, 2023 and 2022, the Company was obligated to the shareholder and sole officer for a balance of $182,493 and $141,496, respectively, which is unsecured, non-interest-bearing and due on demand.

EXECUTIVE COMPENSATION

The Company’s sole officer and director did not receive any compensation for his services rendered to the Company for the fiscal year ended September 30, 2023. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 18, 2024	BALLY, CORP.

	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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